Exhibit 99.1

Tel-Aviv 21 October, 2007

To	To
Securities Authority	Tel-Aviv Stock Exchange
Jerusalem	Tel Aviv

Ladies and Gentlemen:

Re: Delta Galil Industries Ltd. (the "Company") – Immediate Report Annual General Meeting of Shareholders of the Company

We hereby notify that at the Annual Meeting of the Company's Shareholders held on October 21, 2007 the following resolutions were adopted:

1.
To elect Messrs. Isaac Dabah, Israel Baum, Gideon Chitayat, Noam Lautman, Ms. Leora Marydor and Mr. Itzhak Vinshtok as directors of the Company. [All of the above directors, except for Ms. Leora Marydor and Mr. Itzhak Vinshtok, currently serve as directors of the Company].

Messrs. Giora Morag and Amnon Neubach will continue to serve as External Directors of the Company.

2.	To receive the Company's financial reports for the year 2006.

3.	To appoint the accounting firm of Kesselman & Kesselman as the Company's independent auditors for 2008 and authorize the board of directors to determine their compensation.

Yours respectfully,

/s/ Miki Laxer
Miki Laxer, Controller and Company’s Secretary
Delta Galil Industries Ltd.
Public Company number 520025602